Exhibit 8.1

List of Significant Subsidiaries

Significant Subsidiaries	Place of Incorporation
TH Hong Kong International Limited	Hong Kong
PLKC International Limited	Cayman Islands
PLKC HK International Limited	Hong Kong
Tim Hortons (China) Holdings Co. Ltd.	PRC
Tim Hortons (Shanghai) Food and Beverage Management Co., Ltd.	PRC
Tim Hortons (Beijing) Food and Beverage Services Co., Ltd.	PRC
Tim Hortons (Shenzhen) Food and Beverage Co., Ltd.	PRC
Tims Coffee (Shenzhen) Co., Ltd.	PRC
Shanghai Donuts Enterprise Management Co., Ltd.	PRC